MANAGEMENT’S DISCUSSION And ANALYSIS For the nine-month period Ended november 30, 2009

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the nine-month periods ended November 30, 2009 and 2008. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2009, and results of operations, including the section describing the risks and uncertainties. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Forward-Looking Statements

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

Exploration activities

Activities Summary

During the three-month period ended November 30, 2009, exploration costs totalled $1.4 million in comparison with costs of $2.7 million for the preceding comparative period in 2008. During the nine-month period ended November 30, 2009, the Company’s cumulative exploration expenses amounted to $3.7 million, in comparison with $12.6 million for the corresponding period in 2008. During the quarter, the Company was particularly active on its Lac Pau and Poste Lemoyne Extension properties, and to a lesser extent on the Anatacau-Wabamisk and La Grande Sud properties.

Lac Pau Property

In the recent quarter, the Company conducted mechanical stripping and sampling on its Lac Pau property (100% Virginia), located in the northern part of the Caniapiscau reservoir, in the Quebec Middle-North. A first phase of manual stripping and channel sampling, carried out in the summer of 2009, had returned values of up to 10.74 g/t Au over 4 metres on the Tricorne showing, up to 2.1 g/t Au over 5 metres (including 4.73 g/t Au over 2 metres) on the Obiwan showing, and up to 5.22 g/t Au over 7 metres (including14.43 g/t Au over 2 metres) on the Contact Zone of the Beausac-2 showing.

Overall, 47 trenches have been excavated in the recent quarter, mainly in the areas of the Tricorne and Obiwan showings. The trenches done in the Tricorne area allowed to follow the main mineralized zone intermittently over a linear distance of over 500 metres and in thicknesses from 4 to 15 metres. The mineralized zone lies within a sheared and altered tonalite (silice-chlorite-sericite-sillimanite) containing up to 15% of disseminated sulphides (pyrrhotite-pyrite and traces of chalcopyrite-molybdenite). The mineralized zone is affected by hectometric open folds with northeast-southwest-oriented axis. Channel sampling on new trenches did not yield high-grade results comparable to results obtained in the summer of 2009. However, it confirmed that the mineralization is highly

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anomalous in gold, with values generally varying from 0.73 g/t Au over 4 metres to 1.18 g/t Au over 15 metres (including 2.17 g/t Au over 5 metres). The mineralized zone remains entirely open laterally. In the Obiwan area, a new trench located about 50 metres west of the original showing yielded 0.56 g/t Au over 5 metres thus confirming the auriferous character of the mineralization and the possibility to extend the mineralization. Furthermore, other similar mineralized zones were exposed by stripping within an approximate perimeter of 400 metres to the northwest and southwest of the Tricorne showing. Overall, these new mineralized zones yielded weakly anomalous results in thicknesses of one to two metres but a channel located near the south-western end of these stripped zones returned a value of 2.7 g/t Au over 10 metres, including 10.74 g/t over 2 metres. Finally, three new channels have been cut to test the south-eastern extension of the Contact Zone of the Beausac-2 showing. These channels returned values of 1.65 g/t Au over 3 metres, 1.09 g/t Au over 4 metres and 3.01 g/t Au over 4 metres, respectively.

Overall, surface work carried out to date on the Lac Pau property has highlighted an important auriferous mineralized system that encompasses not only the Beausac-2, Tricorne and Obiwan showings but also many other showings of smaller dimension. The system, which is traced over 12 kilometres, lies within sheared and altered tonalite intrusions and remains totally open laterally. A program consisting of about 300 kilometres of line cutting and IP-MAG surveys will be initiated in early winter 2010 and will be followed by a 3000-metre drilling program.

During the current period, the Company spent $322,000 on the Lac Pau property.

Poste Lemoyne Extension Property

In the recent quarter, the Company pursued surface exploration on the Poste Lemoyne Extension project, located in the James Bay region, Province of Quebec, 10 kilometres west of the Hydro-Quebec Poste Lemoyne substation, along the Trans-Taïga highway. The property consists of 446 designated claims covering 22,827.6 hectares. The claims are owned 100% by the Company except for the 112 claims acquired before October 2005, which are subject to a 1% NSR to Globestar Mining Corporation. The Company may, at any time, buy back half (0.5%) of the NSR for $500,000.

Geological reconnaissance, prospecting and mechanical stripping have been completed during the recent period. Efforts were concentrated mainly on the new areas recently acquired in the west portion of the property as well as on less accessible areas of the property and anomalous areas defined in 2009 by till geochemical and MMI surveys. Stripping carried out to test geochemical anomalies failed to outline new mineralization of interest. However, prospecting conducted in the west portion of the property has once more highlighted new gold showings within the auriferous corridor discovered in the summer of 2009. The gold mineralization generally consists in sulphide disseminations (5-20 % pyrite-pyrrhotite) associated with silica and/or biotite alterations within mafic to felsic volcanic rocks and tonalitic rocks. Samples selected to characterize these new showings returned values from 1 g/t Au and 28.8 g/t Au, and channel values obtained to date vary from 1.78 g/t Au over 1 metre to 32.82 g/t Au over 1 metre. The auriferous corridor is now followed over several kilometres according to an east-west direction and is associated with a significant deformation zone, which has developed due to the contact between a volcanic sequence and a tonalitic intrusion.

During the current period, the auriferous corridor was covered by a program of line cutting and IP-MAG survey totalling over 40 kilometres. Results from these surveys are currently being interpreted in detail and the generated targets will be drill tested in the next quarter.

A diamond drilling program that consists of about 20 holes (for a total of 2,500 metres) has recently begun on the property. Drilling will test mainly the gold showings discovered in the summer of 2008 within the A im-Ilto corridor as well as those discovered in 2009 within the new auriferous corridor in the western portion of the property. Drilling done until now intercepts just a few zones of disseminated sulphides and assay results are soon expected.

During the current period, the Company spent $504,000 on the Poste Lemoyne Extension property.

Anatacau-Wabamisk Property

During the recent quarter, the Company carried out detailed geological mapping on the Isabelle showing of the Anatacau-Wabamisk property, which is located in the Opinaca reservoir area, Quebec Middle-North. The Company owns a 100% interest in the Wabamisk part of the property and has the option to acquire IAMGOLD’s 100%

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participating interest in the adjacent Anatacau part of the property, in exchange for $3 million in exploration work to be carried out before December 31, 2012.

Channel sampling carried out in the summer of 2009 on the new extensions of the Isabelle showing yielded encouraging results including 22.97 g/t Au over 2 metres, 8.47 g/t Au over 2 metres, 11.03 g/t Au over 3 metres as well as 17.86 (14.98 cut) g/t Au over 3 metres. Detailed mapping done in the recent quarter allowed for a better definition of the structural controls of the auriferous mineralization, which is associated mainly with quartz veining and pervasive silicified zones developed within a sheared sequence of finely bedded wackes and more massive sandstones . The position of these veins and silicified zones seems to be controlled by altered and deformed corridors oriented according to a north-south direction, parallel to the axis of the folds affecting the sedimentary sequence. A new phase of sampling conducted along with the mapping program yielded results that compare well with those of the summer of 2009. However, the distribution of the grades is somehow variable considering the free nature of gold in the veins and silicified zones. All these elements will be considered when carrying out the winter 2010 drilling program (about 2,500 metres), which will mainly target the Isabelle showing and many geophysical targets located in the same geological environment. To that effect, a program of line cutting and IP-MAG surveys of about 100 kilometres has just begun on the property .

During the recent quarter, the Company spent $90,000 on the Anatacau-Wabamisk property.

La Grande Sud Property

The Company has recently initiated an 8-hole drilling program totalling approximately 2,100 metres on its La Grande Sud property (100 % Virginia) located in the James Bay region, about 8 kilometres west of the LG-3 airport and 70 kilometres south-east of Radisson village. The property is crossed east west by the Trans-Taïga gravelled road. The drilling program will test mainly the possible extensions of Zone 30, which yielded many auriferous intersections in the past, including 13.5 g/t Au over 3 metres (hole LGS01-170), 3.89 g/t Au over 11 metres (hole LGS01-184) and 8.72 g/t Au over 4.6 metres (hole LGS02-197). The drilling program will also evaluate a few other targets on the property. Up to now, two holes have been completed in the area of Zone 30. They have intercepted several mafic dykes that seem to be historically associated with the gold values of this zone. However, the mafic dykes comprise only weak disseminations chalcopyrite and pyrite. Assay results for these holes are soon expected.

During the recent quarter, the Company spent $221,000 on the La Grande Sud property.

Outlook For The Next Quarter

In the next quarter, the Company will be quite active as it will pursue and complete drilling programs already in progress on the Poste Lemoyne Extension and La Grande Sud properties. It will also initiate four other drilling programs on the Anatacau-Wabamisk, Lac Pau, Auclair and FCI properties (Auclair and FCI are in partnership with Resources Odyssey Ltée). Drilling should last throughout the winter of 2010.

Selected Financial Information

	Three-Month Periods Ended November 30,		Nine-Month Periods Ended November 30,

	2009 $	2008 $	2009 $	2008 $
General and administrative expenses	1,024,000	1,939,000	3,710,000	3,890,000
Other income	612,000	(14,000)	4,218,000	999,000
Net earnings (net loss)	(384,000)	(2,178,000)	622,000	(3,278,000)
Basic and diluted net earnings (net loss) per share	(0.013)	(0.079)	0.021	(0.120)

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Results of Operations

Comparison Between the Three and Nine-Month Periods Ended November 30, 2009 and 2008

General and Administrative Expenses

General and administrative expenses totalled $1,024,000 and $3,710,000 for the three and nine-month periods ended November 30, 2009, decreases of $915,000 and $180,000 compared to the same corresponding periods of last year. Variations are detailed hereafter.

For the current period, wages totalled $195,000, an increase of $22,000 compared to the corresponding period of last year. The increase results mainly from the addition to administrative personnel that used to be service providers to the Company. For the nine-month period ended November 30, 2009, wages totalled $616,000, a decrease of $66,000 compared to the corresponding period of last year. The decrease results mainly from a severance pay paid to an officer of the Company in June 2008.

For the three and nine-month periods ended November 30, 2009 professional and maintenance fees amounted to $70,000 and $172,000, decreases of $6,000 and $150,000 compared to the corresponding periods of last year. Decreases result mainly from costs related to adjustments that the Company had to make to comply with new standards and rules in the preceding year.

For the current period, rent, office expenses and other totalled $193,000 compared to $228,000 for the corresponding period of the preceding year, a decrease of $35,000 that results mainly from a decrease in training fees. For the nine-month period ended November 30, 2009 expenses amounted to $472,000 compared to $589,000 for the comparative period of the preceding year. The decrease of $117,000 results mainly from the addition of administrative personnel that used to provide services to the Company as well as a cutback in training expenses, publicity and travel expenses.

There was no stock-based compensation in the current period. During the third quarter of the preceding year, an additional expense of $48,000 was recognized following a modification in the method of granting stock options to a former officer that became a service provider to the Company. For the nine-month period ended November 30, 2009, the stock-based compensation totalled $370,000 compared to $608,000 for the comparative period of last year. The decrease is related mainly to a lower fair value of stock options granted during the current year.

For the three and nine-month periods ended November 30, 2009 general exploration costs totalled $142,000 and $312,000, increases of $73,000 and $96,000 compared to the corresponding periods of the preceding year. During the preceding year, the Company reduced exploration research to concentrate work on its current major projects.

One of the Company’s policies is to abandon properties or part of properties that no longer have significant potential of deposit discovery. During the period ended November 30, 2009, the Company proceeded with the write-off of mining properties for a total of $480,000 compared to $1,368,000 for the comparative period of the preceding year. For the nine-month periods ended November 30, 2009 and 2008 write-offs amounted to $1,888,000 and $1,548,000, respectively.

During the current period, the Company has partially written off the Ashuanipi, La Grande Sud, and Laguiche properties and the Saganash property in totality. The most important write-off was done in the first quarter of the year on the Coulon property following the abandonment of a part of the property that the management considered having a low potential of discovery.

Other Income and Expenses

For the three-month period ended November 30, 2009, other income totalled $612,000 compared to expenses of $14,000 for the preceding comparative period, an increase of $626,000. For the nine-month period ended November 30, 2009, other income totalled $4,218,000 compared to $999,000 for the comparative period of the preceding year, an increase of $3,219,000. Variations are detailed hereafter.

For the three and nine-month periods ended November 30, 2009, dividends and interest decreased by $161,000 and $589,000, respectively, compared to the same periods of last year. Decreases are related mainly to interest rate reductions on the Company’s bonds.

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Fess invoiced to partners totalled $42,000 and $144,000 for the three and nine-month periods ended November 30, 2009, decreases of $113,000 and $753,000 compared to the preceding comparative periods. Variations are related mainly to important work carried out with partner Breakwater Resources Ltd., in the preceding year, on the Coulon project.

In the current year, the Company posted a gain on sale of mining property of $850,000 resulting from the sale to Agnico Eagle Mines Limited of the Dieppe property.

During the current period, the Company recognized a gain of $515,000 on sale of available-for-sale investments compared to $25,000 for the preceding comparative period. For the nine-month period ended November 30, 2009, the Company recognized a gain of $957,000 during the current period compared to $523,000 for the same period of the preceding year.

Other than temporary write-downs on available-for-sale investments of $193,000 was recognized in the current period compared to $1,056,000 for the nine-month period of the preceding year. Write-offs are related to a permanent devaluation of the shares that the Company received in exchange for mining properties.

A gain on investments held for trading of $96,000 was accounted for in the current quarter following an upward revaluation of a derivative financial instrument. For the nine-month period ended November 30, 2009, the Company recognized a gain on investments held for trading of $1,096,000 following the recognition, in its financial statements of May 31, 2009, of a derivative financial instrument. This option results from the signing on March 16, 2009 of a credit agreement with its financial institution.

For the three-month period ended November 30, 2009, the Company recognized a loss $48,000 in investments designated as held for trading compared to $361,000 for the same period of the preceding year caused by a significant devaluation of convertible debentures owned by the Company. For the nine-month period ended November 30, 2009, a gain on investments designated as held for trading of $694,000 was accounted for compared to a loss of $372,000 for the same period of the preceding year. The variation results mainly from an upward revaluation of MAV 3 notes and from gains following a principal repayment on MAV 2 and MAV 3 notes as well as an increase in the value of convertible debentures owned by the Company.

Net earnings

In light of the above, the Company posted a loss of $384,000 for the three-month period ended November 30, 2009, compared to $2,178,000 for the preceding comparative period.

For the nine-month period ended November 30, 2009, the Company posted net earnings of $622,000 compared to a loss of $3,278,000 for the comparative period of the preceding year.

Other Information

	Balance Sheets as at
	November 30,	February 28,
	2009	2009
	$	$
Working capital	43,472,000	38,466,000
Long-term investments	1,340,000	1,212,000
Derivative financial instrument	1,038,000	–
Mining properties	27,280,000	27,074,000
Total assets	74,262,000	68,087,000
Shareholders’ equity	72,331,000	66,875,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

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Liquidity and Financing

Cash and cash equivalents amounted to $9.5 million as at November 30, 2009, compared to $7.6 million as at February 28, 2009. As at November 30, 2009, the Company’s working capital totalled $43.5 million, an increase of $5 million compared to as at February 28, 2009. The variation comes from the $2.5 million flow-through financing completed on November 19, 2009 as well as from the sale of the Dieppe property for $1 million. From the management’s point of view, the working capital as at November 30, 2009, will cover current expenditures and exploration fees for the next following years. However, it is not excluded that the Company may, from time to time, when market and financing conditions are favourable, go ahead with fundraising to cover exploration costs of its most important mining projects.

Operating Activities

For the three-month period ended November 30, 2009, cash flows used in operating activities totalled $221,000 compared to cash flows from operation activities of $1,218,000 for the same period of the previous year. Since the beginning of the year, cash flows from operating activities amounted to $149,000 compared to cash flows used in operating activities of $693,000 for the same period of the previous year. Variations result mainly from a change in accounts payable and charges related to advance payments from partners.

Financing Activities

Cash flows from financing activities for the period ended November 30, 2009 totalled $2,834,000 compared to $500 for the preceding comparative period. The variation mainly results from a $2,576,000 private placement of common shares completed by the Company on November 19, 2009 as well as from exercises of stock options that occurred during the current period.

For the nine-month period ended November 30, 2009, cash flows from operating activities totalled $2,841,000 compared to $4,382,000 for the same period of the preceding year. The variation results mainly from a $4,500,000 private placement of common shares completed by the Company on June 5, 2008.

Investing Activities

For the three-month period ended November 30, 2009, cash flows from investing activities totalled $1,618,000 compared to cash flows used in investing activities of $54,000 for the same period of the previous year. Since the beginning of the year, cash flows used in investing activities have totalled $1,159,000 compared to $2,453,000 for the same period of the preceding year.

The Company’s investing activities consist mainly of the addition to mining properties and the capitalization of exploration work as well as the buying and selling of short-term investments.

For the period ended November 30, 2009, disposal of short-term investments generated liquidities of $3,202,000 compared to $1,248,000 for the preceding comparative period. The variation results from the disposal of shares that the Company had received in exchange for mining properties. For the nine-month period ended November 30, 2009, the disposition of short-term investments generated liquidities of $2,156,000 compared to $6,604,000 for the preceding comparative period. The variation results from greater needs to carry out work in the preceding year.

During the three-month period ended November 30, 2009, the Company received $23,000 ($365,000 since the beginning of the current year) following principal repayments on MAV 2 and MAV 3 notes.

For the current period, the addition to mining properties and the capitalization of work exploration required disbursements of $1,546,000 compared to $5,201,000 for the preceding comparative period. For the nine-month period ended November 30, 2009, disbursements amounted to $3,682,000 compared to $13,919,000 for the comparative period of the preceding year. Decreases in used funds result mainly from more significant exploration expenditures on the Coulon project incurred in the preceding year.

Investments in Third-Party Asset-Backed Commercial Paper

In August 2007, the Canadian third-party Asset-Backed Commercial Paper ("ABCP") market was hit by a liquidity disruption. Since then, the securities held by the Company have not been traded in an active market.

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On August 16, 2007, a group of financial institutions and other parties agreed, pursuant to the Montreal Accord, to a standstill period in respect of ABCP sold by 23 conduit issuers. A Pan-Canadian Investors Committee (the "Committee") was subsequently established to oversee the orderly restructuring of these instruments during this standstill period.

On January 21, 2009, the Committee announced that the third-party ABCP restructuring plan had been implemented. Pursuant to the terms of the plan, holders of ABCP had their short-term commercial paper exchanged for longer-term notes whose maturities match those of the assets previously contained in the underlying conduits. As at this date, the Company held a portfolio of $3,800,000 principal amount in non-bank sponsored ABCP.

Also on January 21, 2009, the ABCP held by the Company at that date was exchanged for new securities. The new notes had a par value of $3,769,000, but during the three-month period ended November 30, 2009, the Company received $23,000 ($365,000 since the beginning of the year) in principal repayments on notes and posted a gain of $13,000 ($248,000 since the beginning of the year), which is presented under caption Gain (loss) on investments designated as held for trading.

As at November 30, 2009, the notes had a par value of $3,403,000 and were detailed as follows:

MAV 2
Class A-1 Synthetic Notes	$790,000
Class A-2 Synthetic Notes	499,000
Class B Synthetic Notes	90,000
Class C Synthetic Notes	43,000
Tracking Notes - Traditional Assets (TA)	64,000
$1,486,000
MAV 3
Tracking Notes - Traditional Assets (TA)	$162,000
Tracking Notes - Ineligible Assets (IA)	1,755,000
$1,917,000

The Company also received, during the three-month period ended May 31, 2009, its share of accrued interest on ABCP. An amount of $58,000 was accounted in reduction of the unrealized loss in ABCP, presented under caption Gain (loss) on investments held for trading.

On November 30, 2009, the Company remeasured its new notes at fair value. During this valuation, the Company reviewed its assumptions to factor in new information available at that date, as well as the changes in credit market conditions. The Company gave due consideration, in particular, to new information released by BlackRock Canada Ltd. ("BlackRock"), which was appointed to administer the assets on the plan implementation date. BlackRock issues monthly valuation reports on the value of ABCP supported primarily by subprime assets in the U.S. (IA) and ABCP supported exclusively by traditional securitized assets (TA). For the quarter, the Company’s management measured the fair value of its assets from these two classes using said reports.

Since there is no active market for the other notes, the Company’s management has estimated the fair value of these assets by discounting future cash flows determined using a valuation model that incorporates management’s best estimates based as much as possible on observable market data, such as the credit risk attributable to underlying assets, relevant market interest rates, amounts to be received and maturity dates. The Company also took into account the information released by Dominion Bond Rating Service ("DBRS") on August 11, 2009. DBRS downgraded ABCP supported by synthetic assets or a combination of synthetic and traditional securitized assets of Class A-2 to "BBB-". Prior to this downgrading, this class of ABCP had an "A" rating. For the purposes of estimating future cash flows, the Company assigned an average discount rate of 13.9% with an estimated average term of 7.2 years and used an average coupon rate of 2.4%.

As at November 30, 2009, the fair value of the notes was estimated to $1,340,000. As a result of this valuation, the Company recognized during the three-month period ended November 30, 2009 an unrealized loss in the notes of $84,000 (unrealized loss of $177,000 for the three-month period ended November 30, 2008) and for the nine-month period ended November 30, 2009 an unrealized gain of $245,000 (unrealized loss of $138,000 for the nine-month period ended November 30, 2008). These amounts are presented under caption Gain (loss) on investments

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designated as held for trading for the periods ended November 30, 2009 and under caption Gain (loss) on investments held for trading for the periods ended November 30, 2008.

A variation of ±1% in the estimated discount rate would impact the estimated fair value of the Company’s investment in the notes by approximately $85,000.

In the absence of an active market, the fair value of the new notes is determined using a weighting approach and the foregoing assumptions and is based on the Company’s assessment of market conditions as at November 30, 2009. The reported fair value may change materially in subsequent periods. The Company believes that these differences will not have a material impact on the Company’s financial condition.

Quarterly Information

The information presented thereafter details the total general and administrative expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share of the last eight quarters.

Period Ended	General and Administrative Expenses	Other Income (Expenses)	Net Earnings (Net Loss)	Net Earnings (Net Loss) per Share
				Basic	Diluted
	$	$	$
11-30-2009	1,024,000	612,000	(384,000)	(0.013)	(0.013)
08-31-2009	822,000	869,000	76,000	0.002	0.002
05-31-2009	1,864,000	2,737,000	930,000	0.032	0.032
02-28-2009	1,465,000	(1,000)	(330,000)	(0.011)	(0.011)
11-30-2008	1,939,000	(14,000)	(2,178,000)	(0.079)	(0.079)
08-31-2008	1,154,000	(147,000)	(1,291,000)	(0.047)	(0.047)
05-31-2008	797,000	1,159,000	191,000	0.007	0.007
02-29-2008	1,701,000	277,000	(1,971,000)	(0.074)	(0.074)

Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no income from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gain on sale of investments or mining properties may vary quite much from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

Subsequent Event

On December 11, 2009, the Company proceeded with the closing of an additional private placement of 146,830 flow-through common shares at a price of $8.67 per share for gross proceeds of $1,273,000. Proceeds from the offering will be used to fund exploration work on the Company’s numerous projects.

Contractual Obligations

There was no material change in the Company’s contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the three-month period ended November 30, 2009, rent, office expenses and other amounted to $56,000 in comparison to $71,000 for the preceding comparative period. Since the beginning of the current year, disbursements amounted to $160,000 compared to $199,000 for the same period of the preceding year. These amounts were paid to companies owned by directors.

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These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

Carrying Value of Mining Properties

At the end of each quarter, exploration work done on mining properties is reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of Significant Accounting Policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the Company’s annual financial statements as at February 28, 2009. The accounting policies used for the nine-month period ended November 30, 2009, are in accordance with those used in the Company’s audited annual financial statements.

Impact of new accounting standards not yet adopted

Financial instruments - Disclosures

In June 2009, the Canadian Accounting Standards Board issued amendments to Section 3862, Financial Instruments Disclosures, to improve disclosure requirements on fair value measurement and liquidity risk. The amendments will be effective for the Company's February 28, 2010 annual financial statements. As the amendments only concern disclosure requirements, they will not have a significant impact on results or financial position.

International Financial Reporting Standards ("IFRS")

In 2007, the Canadian Institute of Chartered Accountants (¨CICA¨) issued an update on the IFRS Implementation Plan in the Canadian GAAP of the Accounting Standards Board. This plan provides a brief survey of crucial decisions to be made by the CICA in order to harmonize disclosures with the IFRS when implementing the strategic plan. Although the IFRS are based on a conceptual framework similar to that of the Canadian GAAP, important divergences as regards accounting standards shall be resolved. The CICA confirmed that the transition from the Canadian GAAP to the IFRS will be in effect on January 1, 2011, for publicly accountable companies.

In the first period, the Company completed a stage-1 diagnosis for the adoption of IFRS. The diagnosis has identified the main differences between the accounting treatments applied by the Company under Canadian GAAP and the IFRS as well as the practical implications related to the measure. The differences were further classified according to their degree of complexity and by the amount of work to implement with respect to the measure.

In the second period, the Company prepared a detailed working plan to pursue its conversion to IFRS. The implementation of the plan was initiated in the third period and will carry on throughout the following year.

The Company is currently evaluating the impacts of these new standards on its financial statements.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares, without par value. As at January 11, 2010, 29,794,392 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at January 11, 2010, 1,635,550 stock options were outstanding. Expiry dates vary from April 6, 2011 to July 10, 2019.

Also as at January 11, 2010, 17,825 warrants were outstanding and their expiry date is November 19, 2011.

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Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended November 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As at February 28, 2009, a material weakness was identified after a review by the US Securities and Exchange Commission of the Company’s financial statements for fiscal year 2008. The Company did not maintain effective controls over the application of US GAAP. Particularly, the Company has failed to correctly apply rule EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets Related Issues with respect to the acquisition of mineral properties and mineral rights. Unless remediated, this deficiency could result in a material misstatement in the US GAAP note presented in the Company’s next annual financial statements that would not be prevented nor detected .

The Company will fix this material weakness during the current fiscal year.

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2009.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at January 11, 2010. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR ( www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

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